

Mail Stop 3720

April 2, 2009

Via U.S. Mail and facsimile to (831) 429-8095

Mr. Ken Kannappan
Chief Executive Officer
Plantronics, Inc.
345 Encinal Street
Santa Cruz, California 95060

> **Re:** **Plantronics, Inc.**
> **Form 10-K for the fiscal year ended March 29, 2008**
> **Filed May 27, 2008**
> **File No. 001-12696**

Dear Mr. Kannappan:

We have reviewed your letter submitted on March 20, 2009 in response to our comment letter dated as of February 19, 2009, and we have the following comments. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comments or any other aspect of our review.

Form 10-K for the fiscal year ended March 29, 2008

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 34

Market Reference and Compensation Consultant, page 36

1.   In comment 6, we requested that you disclose in future filings the component companies of the surveys used in benchmarking. We continue to believe that if you benchmark your compensation against the levels paid by the companies contained in the various surveys you must disclose the identity of the component companies (you can do so in an appendix to the proxy statement). However, it is not clear how you benchmarked your compensation against compensation of those companies contained in the three cited surveys. Your CEO's salary was increased by the same percentage increase as the median increase in the Radford Survey. However, how did your CEO's salary compare to the median salary of

all other CEOs in that survey? Why did you not use the other surveys for benchmarking his salary? Unless you take the median salary for CEOs from each of the three surveys and set your CEO's salary at that same level, it does not appear that you benchmark his salary against salaries paid by the companies in each of the three surveys. In future filings, clarify whether these surveys are used as general points of comparison for justifying a particular level of compensation or are actually used to set the particular level of compensation. If the latter, then identify each of the companies used to benchmark that particular element of the executive's compensation.

Variable Pay Programs, page 37

2.   We note your responses to comments 7 and 8 and are unable to agree. Explain how the disclosure of quarterly performance goals <u>after</u> the conclusion of the applicable period will cause you competitive harm. We note that disclosure of such metrics will not occur until the company files its Form 10-K or definitive proxy statement, months after the applicable periods.

*   *   *   *

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director